
May 6, 2013

Via E-mail
Pat Martin, President
Discount Coupons Corporation
5584 Rio Vista Drive
Clearwater, FL 33760

> **Re:** **Discount Coupons Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 22, 2013**
> **File No. 333-183521**

Dear Mr. Martin:

We have reviewed the above-referenced filing and the related response letter dated April 19, 2013 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments.

Recent Sales of Unregistered Securities, page II-1

1. You disclose in this section that during the quarter ended March 31, 2013, you issued convertible promissory notes to four accredited investors in exchange for working capital loans in an aggregate amount of $90,000. It also appears that in connection with the issuance of the notes, you issued warrants for up to 180,000 shares of your common stock. Revise the liquidity disclosure in your Management's Discussion to discuss this transaction and the terms of the promissory notes and warrants, and file the forms of the promissory note and warrant as exhibits to your registration statement. Specify the registration exemption upon which you relied in connection with this transaction. If you relied upon Rule 506, advise why you have not filed a Form D in connection with the transaction.

2. In connection with your sale of the convertible notes, provide us with a detailed analysis regarding why this concurrent offering should not be integrated into your public offering. Specifically address whether your registration statement constituted a general solicitation for purposes of the offering. Refer to Securities Act Release No. 8828 (Aug. 10, 2007) and Question 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at

(202) 551-3105 or, in his absence, me at (202) 551-3456 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP